Hubbell Incorporated 584 Derby Milford Road P. O. Box 549 Orange, CT 06477-0589 203-799-4100
September 21, 2007
Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Hubbell Incorporated Response to Comment Letter dated August 21, 2007 Definitive 14A Proxy Statement filed March 20, 2007 (“Proxy Statement”) File No. 001-02958
Dear Mr. Hindin:
The following represents Hubbell Incorporated’s (the “Company”) response to the comments of the staff of the Division of Corporation Finance in your letter, dated August 21, 2007, to Mr. Timothy H. Powers with respect to the Company’s Proxy Statement. For ease of reference each comment is repeated in italics below and followed by the Company’s response.
1.         Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).
The Company describes the Compensation Committee and Board’s review of the relationships between directors and the Company on page 9 of the Proxy Statement. In future filings the Company will expand the discussion of its review of director independence and related party transactions to include the information required by Item 404(b) of Regulation S-K including any review of any transactions required to be reported under Item 404(a) of Regulation S-K.
Please be advised that the Company uses a Directors’ and Officers’ Questionnaire, updated annually to reflect the adoption of new or amended rules, as well as compliance certificates under the Code of Ethics described below, for the purpose of gathering information needed for disclosure in its Proxy Statement and periodic reports. As noted on page 9 of the Proxy Statement, certain directors serve as directors of companies, and in one instance as the president and chief operating officer of a company, that in the ordinary course of business directly or indirectly purchase or supply goods to the Company or its subsidiaries or distributors. Information about these transactions is regularly compiled and reviewed. The Company’s Conflicts of Interest Policy, Business Ethics Policy and Use of Undisclosed Information Statement (“Code of Ethics”), posted on the Company’s website at www.hubbell.com, applies to all employees, officers and directors and specifically addresses related party transactions, conflicts of interest and corporate opportunities in Section 400.1.
The Role of the Compensation Committee and Compensation Consultant, page 14
2.         We note your reference to the compensation committee’s engagement of Hewitt Associates. You state that Hewitt advises the compensation committee with respect to named executive officer compensation. Describe in greater detail the nature and scope of Hewitt’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.
In future filings the Company will expand its disclosure regarding the nature and scope of the compensation consultant and the material elements of the instructions and directions given to the consultant with respect to the performance of its duties under its engagement.
In 2006, the Compensation Committee discussed its compensation philosophy with Hewitt, as described in the Compensation Discussion and Analysis, but otherwise did not impose any specific limitations or constraints on, or otherwise direct, the manner in which Hewitt performed its advisory services. As advisor to the Compensation Committee, in 2006 Hewitt reviewed the total compensation strategy and pay levels for the Company’s named executive officers, examined all aspects of the Company’s executive compensation programs to ensure their ongoing support of the Company’s business strategy, ensured the Compensation Committee remained aware of developing legal and regulatory considerations affecting executive compensation and benefit programs, and provided general counsel to the Compensation Committee with respect to all compensation decisions pertaining to the Chief Executive Officer and to all senior executive compensation recommendations submitted by management.
Benchmarking, page 14
3.         You state that Hewitt provided to the compensation committee benchmark compensation data for each element of the total direct compensation package and that such data is representative of pay practices from among a community of over 200 companies in the U.S. general manufacturing sector. You also state that to set pay for 2006, the compensation committee referred to compensation levels within a group consisting of 19 companies selected jointly by the committee and Hewitt as being representative of the electrical component and equipment industry in which you operate. Identify all the companies with which you are engaged in benchmarking compensation of your named executive officers, including if applicable, those companies that were the source of industry-specific survey data that supplemented the peer data for your named executive officers. With respect to the 200 companies in the U.S. general manufacturing sector, discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.

In future filings the Company will identify the companies selected as being representative of the electrical component and equipment industry (or such other specific companies or groups of companies that the Company may use for benchmarking purposes in the future).
Please be advised that for 2006 the 19 electrical component and equipment industry companies used for benchmarking purposes were:

Acuity Brands Inc.	Danaher Corp.	L 3 Communications	Stanley Works
Amphenol Corp.	Emerson Electric	Molex Inc.	Terex Corp.
Carlisle Companies	Flowserve Corp.	Pall Corp.	Thomas & Betts Corp.
Cooper Industries	General Cable Corp.	Pentair Inc.	Woodhead Industries
Crane Co.	ITT Industries Inc.	SPX Corp.
With respect to the database of over 200 general manufacturing companies which the Company used for benchmarking in 2006 and intends to use in the future, such group of companies is not compiled by the consultant solely for the Company, and the Compensation Committee does not consider whether or to what extent the included companies are comparable to the Company except with respect to their being in general manufacturing. Rather, the Compensation Committee’s decision to benchmark executive compensation levels to the practices of such general manufacturing companies, in addition to the identified electrical component and equipment industry companies, reflects the fact that the source and the destination of the Company’s senior executive talent extends beyond the limited community of electrical manufacturers and includes a wide range of other organizations in manufacturing and services sectors outside the Company’s traditional competitors for products and services, which range is represented by such general manufacturing companies. Benchmarking pay to both of these communities is intended to ensure that the Company is positioned to attract and retain qualified senior executives in the face of competing pressures in the relevant labor markets. Accordingly, although the Company will provide additional description of its use of such data as set forth above, the Company respectfully submits that the identification and discussion of over 200 companies used for this benchmarking purpose would not provide meaningful disclosure to the Company’s shareholders.
4.         You state in the first whole paragraph on page 15 that the compensation committee’s review of the data showed the company’s total pay to be generally competitive with external market practices, with some exceptions that were below market. In your discussion of base salary, you also state that the company defines its market competitive position for base salaries as the 50th percentile for both its industry specific peer group and other comparably sized companies across general industry. Please disclose similar information with respect to your other elements of compensation, providing not only the targeted percentiles but also the percentiles based on actual compensation paid. For example, what were the targeted and actual percentiles of market represented by your targeted and actual annual bonus paid in 2006?
In future filings the Company will expand its disclosure of all elements of compensation with respect to targeted percentiles as well as actual compensation paid.
For 2006, as noted, the Company aimed to manage its executive compensation levels to the midpoint of benchmark community practices. Overall base salary, total cash (base salary plus bonus), and total compensation (total cash plus the grant date value of long-term incentive opportunities) expenditures were all targeted at the 50th percentile of benchmark community practices. The Compensation Committee’s review of the competitive data in 2006 showed that senior executive pay was positioned close to the target, as shown in the following table:

Total
	Base Salary	Total Cash	Compensation
Target Position	50th percentile	50th percentile	50th percentile
Actual Position	-2.2% below	+0.3% above	+4.2% above
Incentive Compensation Plan, page 16.
5.         Provide a more thorough analysis and discussion of the incentive compensation plan for your named executive officers who are also group vice presidents to better explain how 2006 annual incentive compensation was calculated. To the extent applicable, provide disclosure similar to that found in the second whole paragraph on page 16 to explain the relationship between relative achievement of performance objectives and actual bonus compensation. For example, with respect to Mr. Muse, disclose how the two performance objectives of operating profit and trade working capital are weighted in terms of their contribution to the 70% portion of his overall bonus eligibility, the ranges of achievement for each such performance objective and how achievement of an objective correlates to that objective’s portion of the 70% portion of his overall bonus eligibility. On a percentage basis what are the minimum, target and maximum levels of achievement for Mr. Muse’s operating profit objective, and how would achievement of 110% of the target level affect that particular objective’s contribution to the 70% portion of his overall bonus eligibility? Please consider including an example of how you determined a group vice president’s actual incentive bonus based on his accomplishment of each of his four performance objectives. Also clarify what is meant by the term “overall bonus eligibility.” Is this referring to the target bonus or the maximum bonus of 200% of target bonus? If the former, explain how achievement of the various objectives could result in a bonus in excess of the target bonus.
In future filings the Company will provide more detailed disclosure regarding how each named executive officer’s annual incentive compensation was calculated for the year being discussed.
For your reference, in 2006, named executive officers who are also group vice presidents had three distinct bonus objectives. Both of these individuals had a composite objective of operating profit and trade working capital based upon the performance of his business unit (for Mr. Muse, the lighting business (“Lighting”), and for Mr. Murphy, the wiring systems business (“Wiring”), each of which is part of the Company’s Electrical Segment). These objectives represented 70% of his overall bonus eligibility, as indicated on page 16 of the Proxy Statement. The formula used to calculate the value of the award was clearly defined by the Compensation Committee: operating profit made up 75% of the composite measure and trade working capital comprised the other 25%. No incentive pay is delivered if the performance is below 80% of the targeted objective, and the maximum incentive pay is delivered if the performance is 120% or greater of the targeted objective. Focusing this portion of these individuals’ bonus on operating profit and trade working capital results was deemed to promote decision making that would best increase the value of the business unit.
In the case of Mr. Muse, his business delivered operating profit equal to 82.4% of the stated objective. This performance translated to a payout of 56% on the operating profit objective. Mr. Muse received no incentive pay on the trade working capital portion of the composite measure because his business did not achieve 80% of the stated objective. When blended together to form the composite measure (75% weight of 56% operating profit payout plus 25% weight of 0.0% trade working capital payout), Mr. Muse received a 42% payout on his composite measure. The remaining 30% of Mr. Muse’s overall bonus eligibility was split between an earnings per diluted share (“EPS”) objective (as described on page 16 of the Proxy Statement) and a strategic objective related specifically to a restructuring challenge within the Lighting business.
The Compensation Committee determined that such results corresponded to a financial performance level of 61%. As a result, Mr. Muse’s actual bonus for 2006 was determined as shown in the following table:

Percent of Target		Performance	Earned
Bonus	Measures	Result	Award
70%	Operating profit and	42%	$80,796
	trade working capital
15%	EPS	90%	$37,100
15%	Strategic objective	120%	$49,467
Similarly, Mr. Murphy’s bonus comprised three portions, one of which reflected the Wiring business’ operating profit and trade working capital and amounted to 70% of his target bonus opportunity, and two separate strategic objectives based on the success of two new product introductions, each representing 15% of his target bonus. The computation of each of the three elements of Mr. Murphy’s bonus opportunity worked in the same manner as described above with respect to Mr. Muse. The determination of Mr. Murphy’s bonus is illustrated below.

Percent of Target		Performance	Earned
Bonus	Measures	Result	Award
70%	Operating profit and	50%	$71,563
	trade working capital
15%	Strategic objective #1	100%	$30,487
15%	Strategic objective #2	125%	$38,108
6.         You have not provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for Messrs. Muse and Murphy, your named executive officers who are also group vice presidents, to earn their incentive compensation. Please disclose the specific operating profit, trade working capital and earnings per share targets, as well as the strategic objectives for each individual, used to determine incentive amounts. Similarly, disclose both the specific performance goals and targets set for Messrs. Powers and Nord pursuant to the Senior Executive Incentive Compensation Plan. To the extent you believe that disclosure of the specific operating profit, trade working capital and earnings per share targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.
In future filings the Company will continue to disclose the qualitative and quantitative measures on which bonuses or other incentives are based, unless disclosure of the specific targets would result in competitive harm such that it may omit this information under Instruction 4 to
Item 402(b) of Regulation S-K. In that case, the Company will disclose how difficult it would be for the named executive officer or how likely it will be for the Company to achieve the undisclosed target levels or other factors.
With respect to the disclosure of the performance objectives underlying the incentive compensation of Messrs. Muse and Murphy for 2006, the Proxy Statement disclosed the general nature of the strategic objectives as well as targeted EPS numbers, since not only had the Company publicly provided annual EPS guidance but such numbers at the time of such disclosure had no future impact on the Company. The Company did not disclose the operating profit and trade working capital objectives of the individual business units or the specifics of the strategic objectives of such business units underlying such incentive compensation. The Company does not publicly release such information because public disclosure would result in competitive harm. The electrical component and equipment industry in which the Company operates is and will continue to be highly competitive. Disclosure of a detailed quantification of operating profit and trade working capital objectives and the specifics of the strategic objectives of the individual business units would not provide shareholders with additional material insight into the Company’s business and growth strategies beyond what the Company already discloses in its periodic reports, but would materially damage the Company by assisting its competitors in assessing the Company’s costs, pricing, cash flow and product performance, to the Company’s competitive disadvantage. This information falls squarely within the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm as set forth in National Parks and Conservation Association v. Morton,1 and the subsequent Court of Appeals decision following remand, National Parks and Conservation Association v. Kleppe,2 cited in the FAQs of the Division of Corporation Finance as addressing such standards.3

[1]	498 F.2d 765 (D.C. Cir. 1974).

[2]	547 F.2d 673 (D.C. Cir. 1976).

[3]	Answer to Question 3.04 of its Frequently Asked Questions with respect to Item 402 of Regulation S, www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm. A third cited case, Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992), is not directly on point as it dealt with information provided to the government on a voluntary basis.

As explained in response to comment 5 discussed above, Mr. Muse’s bonus for 2006 was attributable to the Lighting business’ performance with respect to operating profit and trade working capital objectives, EPS and fulfillment of a strategic objective of the Lighting business. In 2006, the levels of operating profit and trade working capital performance that reflected 100% performance for the Lighting business were not disclosed for the reason set forth above. The level of EPS that represented 100% performance was $2.69, as noted in the Proxy Statement. The strategic objectives were not formula driven, but reflected the Compensation Committee’s judgment with respect to achievements relating to cost performance, timeliness of facility closure and transfer of production, service metrics and communication.
In 2006, Mr. Murphy’s bonus was a function of the Wiring business’ operating profit and trade working capital results (weighted at 70% of overall target bonus) and fulfillment of the Wiring business’ strategic objectives, two separate new product introductions each weighted at 15% of overall target bonus. The strategic objectives were not formula driven, but reflected the Compensation Committee’s judgment with respect to achievements relating to net sales, sales force training and effectiveness, and timeliness to market of new product introductions.
The operating profit and trade working capital objectives for 2006 reflected the goals set forth in the Company’s strategic plan. Achievement of these goals was deemed by the Compensation Committee to be 50% certain, meaning they were as likely to fall short of the target as to exceed it. The strategic objectives for Messrs. Muse and Murphy, as well as for each other individual in the 2006 plan, were selected by the Compensation Committee after identifying, with relevant management, objectives that are critical for the success of such individual’s business unit within the Company’s three business segments, or the segment as a whole, depending upon the individual’s position. These objectives vary by business and segment and relate to central elements of each business’ or segment’s strategic plan. Because these objectives are central to the business’ or segment’s achievement of plan, in general the likelihood of achievement approximates the likelihood of achieving the quantitative targets. Thus, for 2006 achievement of these objectives was deemed by the Compensation Committee to be 50% certain, as described above.
Bonuses for Messrs. Powers and Nord in 2006 were determined by the Compensation Committee under the provisions of the Senior Executive Incentive Compensation Plan, using the same EPS target levels as for participants in the Executive Incentive Compensation Plan. Bonuses for Messrs. Powers and Nord, therefore, were a function of the Company’s EPS generation in relation to a $2.69 target. A minimum bonus equal to half of each executive’s target bonus was payable for $2.15 EPS; a maximum bonus equal to 200% of each executive’s target bonus was payable for $3.23 EPS. Since actual EPS for 2006 was $2.59, the bonuses for Messrs. Powers and Nord were 90%.
7.         You provide a description of how company performance affects compensation but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 16 that bonuses under the Incentive Compensation Plan also reflected the compensation committee’s discretionary assessment of such individuals’ attainment of non-financial goals and strategic goals, and you briefly discuss some non-financial goals in the third paragraph on page 17. You state on page 17 that the compensation committee exercised its discretion to reduce bonuses under the Senior Executive Incentive Compensation Plan based on quantitative and qualitative criteria. Please expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, what factors does the compensation committee consider in its assessment and, if applicable, how are they weighted? Are certain factors or goals considered more determinative of compensation than others?
In future filings the Company will continue to provide and will expand its disclosure of qualitative and, where applicable, quantitative factors, if any, used in determining individual performance, with an analysis of how individual performance contributed to actual compensation paid in the year being discussed in the Proxy Statement. However, if disclosure of specific factors would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will not disclose specific factors or targets, but will instead disclose how difficult it would be for the named executive officer or how likely it will be for the Company to achieve the undisclosed factors or targets. Please see the Company’s response to comment 6 above.
As stated on page 17 of the Proxy Statement, bonuses for Messrs. Powers and Nord in 2006 were determined by the Compensation Committee under the provisions of the Senior Executive Incentive Compensation Plan, a plan designed to meet the deduction requirements of Section 162(m) of the Internal Revenue Code. However, as allowed under the terms of the Senior Executive Incentive Compensation Plan, the Compensation Committee could exercise discretion to reduce the maximum bonus earned to reflect the bonus each executive would have received using one or more target levels as for participants in the Executive Incentive Compensation Plan. Accordingly, for 2006, the Compensation Committee did exercise its discretion to reduce the maximum bonuses otherwise payable under the Senior Executive Incentive Compensation Plan to the amount of bonus that Messrs. Powers and Nord would have received based on the Company’s EPS in relation to a $2.69 target, the same EPS target levels as for participants in the Executive Incentive Compensation Plan, in order for their total cash compensation to remain in line with the Compensation Committee’s targeted percentiles as described in the response to comment 4 above.
8.         You also state that the compensation committee’s discretionary judgment under the Incentive Compensation Plan could increase or decrease the formulated award by as much as 25%, you note on page 17 that the committee recognized the success the company had in achieving non-financial goals, and you disclose on page 27 that Mr. Muse’s actual bonus payout was paid at 61% of target and Mr. Murphy’s was paid at 69% of target. Disclose whether these percentages of target represent the formulated awards or the awards after adjustment by the compensation committee. If the latter, quantify such adjustment. Provide similar disclosure with respect to the committee’s use of discretion to decrease the bonuses payable to Messrs. Power and Nord.
In future filings the Company will continue to include disclosure regarding the Compensation Committee’s authority to use its discretionary judgment and will clarify when such judgment is used. However, the Company respectfully submits that it would not provide meaningful disclosure, if in fact the Compensation Committee did not exercise such discretion, to include statements to that effect.

Please be advised that Messrs. Muse and Murphy’s incentive award for 2006, as discussed above and on pages 16 and 17 of the Proxy Statement, represents the formulated awards and no discretionary adjustments were made by the Compensation Committee. The Compensation Committee’s use of discretion for Messrs. Powers and Nord is previously discussed in the answer to comment 7 above, as well as on page 17 of the Proxy Statement.
Equity-Based Compensation, page 18
9.         You state in the second paragraph on page 18 that the two performance measures are weighted equally and that if the company were to achieve a relative total return to shareholders above the 80th percentile of the comparator group, 200% of the targeted shares would be paid, but if performance was below the 35th percentile, no performance shares would be paid. Clarify what is meant by the phrase “targeted shares.” For example, if the compensation committee has awarded a particular named executive officer $300,000 in performance shares, and the company’s relative total return exceeds the 80th percentile of the comparator group, are you suggesting that the officer will receive $600,000, representing 200% of the total award, or $300,000, representing 200% of half the total award, since the two performance measures are weighted equally?
In future filings the Company will include language to clarify that the phrase “targeted shares” means such number of performance shares awarded, assuming both measures (i.e. total return to shareholders and operating margin improvement) are achieved at expected levels of performance. In the example, the Compensation Committee has awarded a particular named executive officer a targeted award of $300,000 in performance shares (of which $150,000 is measured against the total shareholder return objective, and $150,000 is measured against the operating margin improvement objective). If the Company’s relative total shareholder return exceeds the 80th percentile of the comparator group, the officer will receive $300,000 worth of shares representing 200% of one half of the total award of $300,000. The officer may also receive additional shares based upon improvements in the Company’s operating margins, representing the other half of the performance share award as discussed on page 18 of the Proxy Statement.
10.         You state on page 19 that in 2005, that you have adopted stock ownership guidelines applicable to the named executive officers as well as other officers and designated employees. You indicate on page 37 that you have also adopted stock ownership guidelines for all directors. Disclose the specific guidelines for the named executive officers and directors and the period of time within which the minimum share ownership level must be met. See Item 402(b)(2)(xiii) of Regulation S-K.
In the future the Company will disclose the specific guidelines and the period of time within which the minimum share ownership level must be met.
The Company’s Policy Regarding Stock Ownership and Retention by Officers and Designated Company Personnel requires that officers and certain designated employees (“Senior Employees”), consistent with their responsibilities to the shareholders of the Company, hold a significant equity interest in the Company. The Board expects all Senior Employees to make a good faith effort, depending on the circumstances, to attain a share ownership equal to their base salary multiplied by a certain multiplier, and divided by the fair market value of the Company’s Class B common stock on January 1, 2005, or $52.30 (“Minimum Share Requirement”). The

multipliers are as follows: (i) Chief Executive Officer — four (4); (ii) Chief Financial Officer — three (3); (iii) Group Vice Presidents and other corporate officers — two (2); and (iv) Vice Presidents and General Managers — one (1). Officers and designated employees have five years from the earliest date on which any option to acquire Company securities owned by such Senior Employee fully vests to meet their minimum share requirements. Until the Minimum Share Requirement is met, and thereafter whenever the Minimum Share Requirement is not complied with, a Senior Employee must retain fifty percent (50%) of all shares acquired pursuant to the exercise of a stock option (net of shares surrendered for payment of exercise price and taxes). Once the Minimum Share Requirement is satisfied, the Senior Employee must continue to satisfy such requirement for so long as he or she remains a Senior Employee. Shares that count toward the Minimum Share Requirement include shares held outright by the Senior Employee or by his or her spouse or minor children, shares held in trust for the benefit of the Senior Employee or his or her spouse or minor children, and restricted stock held pursuant to the 2005 Incentive Award Plan, or other equity compensation plan of the Company, but do not include shares underlying unexercised options (whether or not vested).
The Company’s Corporate Governance Guidelines, adopted by the Board of Directors on September 15, 2004, require that all directors hold a significant equity interest in the Company. The Board expects that (i) all directors who are elected or appointed to the Board after the Company’s May 6, 2002 Annual Meeting of Shareholders will (a) make a good faith effort, depending on the circumstances, to own at least 1,000 shares of either class, or a combination of classes, of the Company’s common stock in sufficient time for such ownership to be documented in the proxy statement which must be filed with the SEC immediately prior to such individual’s proposed election to the Board and (b) own, or acquire within five (5) years of first becoming a director, shares of common stock of the Company (including share units under the Hubbell Incorporated Deferred Compensation Plan for Directors, or any successor plan) having a market value, based upon the aggregate purchase price, of at least three (3) times the average base annual retainer paid to such director in the preceding five (5) years and (ii) all directors who were elected (or re-elected) at the Company’s Annual Meeting of Shareholders on May 6, 2002 will own, or acquire within five (5) years of the effective date, shares of common stock of the Company (including share units under the Hubbell Incorporated Deferred Compensation Plan for Directors, or any successor plan) having a market value, based upon the aggregate purchase price, of at least three (3) times the average base annual retainer paid to directors in the five (5) years immediately following the effective date.
Post-Employment and Change of Control Benefits, page 20
11.         Expand your disclosure of your severance policy, continuity agreements and change of control provisions to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements. Also analyze why you structured these agreements in the manner summarized on pages 20-22 and 32-35. For example, discuss why only the continuity agreements for Messrs. Powers and Davies define “good reason” to include any election by the executive to terminate employment during a thirty-day period following the first anniversary of the change in control (or, for Mr. Powers only, following his 65th birthday). Also discuss why you chose to provide benefits such as a lump sum payment equal to three times the sum of base salary and annual bonus, the acceleration of vesting in all options, stock appreciation rights and restricted stock awards and the determination that performance shares would be payable at the target level of the award.
In future filings the Company will expand its disclosure of its severance policy, continuity agreements and change in control provisions to include a more thorough discussion of Item 402(b)(1) of Regulation S-K.
In addition to retirement benefits, the Company provides for certain severance benefits in the event an executive’s employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary and health benefit continuation, as well as outplacement services, and with the intent of providing for a stable work environment. In addition to normal severance, the Company provides enhanced benefits in the event of a change in control as a means of reinforcing and encouraging the continued attention and dedication of key executives of the Company to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control.
The Company extends severance, continuity, and change in control benefits because they are essential to help the Company fulfill its objectives of attracting and retaining key managerial talent. The decision to offer these benefits in 2006 did not influence the Compensation Committee’s determinations concerning other direct compensation or benefit levels. In making the decision to extend the benefits, the Compensation Committee relied on the assurances of its independent advisor that the programs are representative of market practice, both in terms of design and cost. For example, the Compensation Committee’s review of prevailing practices elsewhere demonstrated that the magnitude of the lump sum cash benefits payable following certain change-related terminations (3 times salary plus bonus) reflects general industry standards. Similarly, the promise to accelerate vesting in all outstanding stock awards also is emblematic of external norms. The Compensation Committee determined that extending these competitive benefits is necessary to attract and retain top quality executive talent.
Messrs. Powers and Davies are allowed to terminate their employment voluntarily during any thirty day period following the first anniversary of a change in control. This provision was designed to require our highest level executives to stay on for at least a year (or, if earlier to age 65 in the case of Mr. Powers) following a change in control. At the time Messrs. Powers and Davies originally entered into their agreements in 1999, the Company believed that a change in control would likely result in an immediate adverse diminution of these executive’s duties or status, thus they would immediately have a constructive termination and would be able to receive severance benefits at such time. However, upon further review in 2005, the Company thought that the continued services of management might be desirous following a change in control in order to provide for a better transition. Accordingly, in 2005 the agreements were modified to provide that no diminution of duties would be deemed to have occurred solely due to the Company ceasing to be a public company or becoming a wholly owned subsidiary of another company, thereby eliminating an automatic constructive termination of the executives just by reason of a change in control. In addition, these executives were allowed the right to terminate their employment for any reason during the thirty day period following the first anniversary of a change in control, which preserved their walk away rights and still provided any acquirer with a possible transition of services. Mr. Powers also has the right to terminate at sixty-five if earlier, as that was a provision his predecessor had under his Continuity Agreement and the Board wanted to make sure that Mr. Powers’ agreement was substantially similar to his predecessor’s.
12.         Supplement your disclosure to clarify the relationship between the continuity agreements discussed in the second paragraph on page 21 and the severance policy and change of control provisions discussed in the last paragraph on page 21. As currently written, it is unclear whether these benefits are both available to named executive officers, and if so, whether and why they provide overlapping benefits.
In future filings the Company will clarify that if a named executive officer is entitled to receive benefits under a Continuity Agreement, he is not also eligible to receive severance benefits under any other Company severance policy. However, if such termination is not in connection with a change in control and, therefore, the Continuity Agreements are not applicable, then the named executive officer will receive severance benefits provided under an applicable severance policy.
13.         You state on page 19 that the benefits payable under the continuity agreements include, among other items, enhanced benefits under the company’s SERP. Expand this discussion to describe these benefits or provide a reference to a more detailed discussion elsewhere in your proxy statement.
In future filings the Company will provide a cross reference to the discussion of the SERP (contained on pages 31 and 32 of the Proxy Statement) and clarify that an executive who receives benefits under the Continuity Agreements will become entitled to a SERP benefit regardless of his age and years of service. His SERP benefit will also be calculated based on his full years of service, but if his service is less than five years, he will be credited with at least five years of service. Additionally, such executive’s SERP benefit will not be reduced actuarially for early payment.
Summary Compensation Table for Fiscal Year 2006, page 24
The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. For example, we note the disparity between your chief executive officer’s base salary and that of the other named executive officers. We also note the stock and option awards and future target level payouts under non-equity incentive plan awards granted to your chief executive officer noted in the table on page 26 as compared to the lesser awards granted to the other named executive officers. We also refer you to the size of Mr. Powers’ pension benefits indicated in the table on page 30 as compared to the pension benefits of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.
The Company respectfully submits that the Compensation Discussion and Analysis contained in the Proxy Statement already sufficiently identifies any material differences in compensation policies with respect to any individual named executive officer. Unless already specifically discussed in the Compensation Discussion and Analysis section of the Proxy Statement, there were no differences in the compensation policies with respect to individual named executive officers in 2006.
Please be advised that the disparity in the chief executive officer’s compensation to the other named executive officers reflects the fact that the Company has benchmarked Mr. Powers’ total compensation to the 50th percentile of chief executive officers of the benchmarked groups of companies (discussed above in response to comment 3), and not towards any internal pay equity standards. Although, as part of its annual review of Mr. Powers’ compensation, the Compensation Committee reviews the relationship that exists between Mr. Powers’ pay and the compensation extended to the other named executive officers, its decisions are driven more by competitive pay practices for chief executive officers than by the relationship of Mr. Powers’ pay to that of his direct reports. Accordingly, the amount of Mr. Powers’ compensation is higher than the other named executive officers, as it is reflective of the competitive market for chief executive officer services and not because of any different compensation policies than are applied to the other named executive officers.
Any distinction between Mr. Powers’ pension benefit and those accruing to the named executive officers is merely a function of the Company’s pension formula. The Compensation Committee does not engage in annual decision making with respect to the magnitude of any pension benefit.
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Hubbell Incorporated acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Hubbell Incorporated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with this response please call the undersigned at (203) 799-4230, or Erica Steinberger of Latham & Watkins LLP at (212) 906-1306.

Very truly yours,
/s/ Richard W. Davies
Richard W. Davies
Vice President, General Counsel and Secretary

cc:	Timothy H. Powers Erica Steinberger